[Translation]
May 12, 2017
To all persons concerned
Company name:	JXTG Holdings, Inc.
Representative:	Yukio Uchida
Representative Director, President
Stock code:	5020; first section of Tokyo Stock Exchange and Nagoya Stock Exchange
Contact:	Tatsuya Higurashi, Group Manager, Investor Relations Group, Finance & Investor Relations Department
(Phone number:	+81-3-6257-7075)

Regarding Introduction of Share Remuneration Plan for Directors and Executive Officers

JXTG Holdings, Inc. (“Company”) hereby announces that, at the Board of Directors meeting held on May 12, 2017, a resolution was passed to introduce a new share remuneration plan (“Plan”) wherein Company’s shares are delivered to directors (excluding outside directors and overseas residents) and executive officers who do not serve concurrently as directors (excluding overseas residents; ”Executive Officers”) (hereinafter these directors and Executive Officers are collectively referred to as “Directors, etc.”) of the Company and its Core Business Companies: JXTG Nippon Oil & Energy Corporation; JX Nippon Oil & Gas Exploration Corporation; and JX Nippon Mining & Metals Corporation (hereinafter these four companies, the Company and the Core Business Companies, are collectively referred to as “Participating Companies”) based on their roles.

Description

1. Introduction of the Plan
(1) The Company will introduce the Plan for Directors, etc. of the Participating Companies for the purpose of clarifying the linkage between remuneration of the Directors, etc. and the value of the Company’s shares, further raising the incentive of the Directors, etc. to contribute to the enhancement of the enterprise value and the awareness for shareholder-oriented management, and improving the medium- to long-term enterprise value of the JXTG Group.

(2) The introduction of the Plan at Participating Companies is subject to the approval of the Board of Directors and the general meeting of shareholders at each Participating Company. At the Board of Directors meeting scheduled for May 19, 2017, the Company will pass a resolution to submit the proposal to introduce the Plan for the Directors, etc. of the Company, to the seventh ordinary general meeting of shareholders scheduled for June 28, 2017.

(3) The Plan will adopt a mechanism called BIP (Board Incentive Plan) Trust (“BIP Trust”). The BIP Trust is a plan, similar to the Performance Share plan and the Restricted Stock plan in the U.S. and Europe, wherein the Company’s shares are delivered to Directors, etc. based on their roles; however certain portions (with respect to the Plan, 50%) of such Company’s shares may be provided by cash equivalent to the value of the Company’s shares upon conversion (hereinafter the Company’s shares and the cash equivalent to the value of the Company’s shares are collectively referred to as “Company’s Shares, etc.”; the delivery of the Company’s shares and the provision of the cash equivalent to the value of the Company’s shares are collectively referred to as “Delivery, etc.”).

* After the introduction of the Plan, the remuneration system of Directors, etc. of the Participating Companies will consist of: a fixed salary, paid monthly based on their roles; bonus, the amount of which fluctuates based on the performance; and the share remuneration. However, the remuneration of outside directors, who are independent of the Company’s business executions, consists only of the fixed salary, given their role to serve the supervisory function in general management.

2. Plan summary
(1) Plan summary
The Plan covers the period of execution of the duties of Directors, etc. over three fiscal years, from the fiscal year ending on the last day of March 2018 to the fiscal year ending on the last day of March 2020 (“Plan Period”) (*) and entitles Directors, etc. to the Delivery, etc. of the Company’s Shares, etc. as remuneration for executives based on their roles.
(*) The Plan may be extended at the expiration thereof for further three fiscal years by way of modifying the trust agreement and additional entrustment prescribed in 2.(4).

①The Board of Directors and the general meeting of shareholders of each Participating Company will pass a resolution approving the introduction of the Plan.
②The Board of Directors of each Participating Company will establish the standards for the provision of share remuneration concerning the specific implementation of the Plan.

③For the creation of the trust, the beneficiaries of which are the Directors, etc. satisfying beneficiary requirements prescribed in 2.(3), Participating Companies will contribute cash on a pro-rata basis, based on the proportion of the fund for the remuneration to the relevant Directors, etc. of each Participating Company, within the limit approved by the relevant general meeting of shareholders of each Participating Company.
④The trust will, in accordance with instructions from the trust caretaker, use the contributed cash as a fund to acquire the Company’s shares from the stock market. The number of shares to be acquired by the trust shall be within the limit approved by the resolution of the general meeting of shareholders referred to in ① above. The Company’s shares held in the trust are managed separately for each Participating Company based on the amount of money contributed by the Participating Company.
⑤Dividends on the Company’s shares in the trust will be distributed with other shares of the Company.
⑥The voting rights of the Company’s shares in the trust shall not be exercised during the trust period.
⑦Each year during the trust period, in accordance with the standards for the provision of share remuneration, certain points will be awarded to Directors, etc., and in principle, after the elapse of three years from the award of points (however, if a Director, etc. resigns before the elapse of such period or the like, as of that time), the Company’s shares corresponding to such points, will be delivered to Directors, etc. (However, the Company’s shares corresponding to 50% of such points, in accordance with the provisions of the trust agreement, may be provided by cash equivalent to the value of such Company’s shares upon conversion within the trust.) In addition, Directors, etc. will also receive the amount equivalent to the dividend paid for the Company’s shares within the trust, based on the points as of the arrival of each dividend record date during the trust period.
⑧In the cases where there are residual shares at the expiration of the trust period, if the trust will continue to be used for the Plan or same kind of share remuneration plan, the residual shares will be subject to the Delivery, etc. to Directors, etc. In the cases where the trust will terminate due to the expiration of the trust period, for the return to the shareholders, a gratis transfer of these residual shares will be made from the trust to the Company, and the Company will cancel them by a resolution of the Board of Directors.
⑨Any remaining dividends on the Company’s shares within the trust at the expiration of the trust period will be utilized to acquire the Company’s shares if the trust will continue to be used; however, in the cases where the trust will terminate due to the expiration of the trust period, the portion in excess of the trust expense reserve will be donated to organizations in which Participating Companies and Directors, etc. have no interest.

(Note) In the cases where all Company’s shares within the trust are used for the Delivery, etc. to Directors, etc. satisfying the beneficiary requirements, the trust is terminated before the expiration of the trust period. Participating Companies may contribute additional cash to the trust to fund the acquisition of the Company’s shares within the limit approved by the relevant general meeting of shareholders of each Participating Company.

(2) Plan introduction procedure
Each Participating Company, at the general meeting of shareholders of each Participating Company, will pass a resolution determining the upper limit of the amount of money to be contributed to the trust and the maximum number of the Company’s shares subject to the Delivery, etc. to relevant Directors, etc. (the upper limit of points to be awarded to relevant Directors, etc.) (defined in 2.(7)), and any other necessary matters.

In the cases where the trust period is extended at the expiration thereof for further three fiscal years by way of modifying the trust agreement and additional entrustment (prescribed in 2.(4)), each Participating Company will, at its Board of Directors meeting, pass a resolution to make such a decision within the limit approved by the general meeting of shareholders of each Participating Company.

(3) Plan eligibility (beneficiary requirements)
Subject to the fulfillment of the following beneficiary requirements, after completing the prescribed beneficiary defined procedure, Directors, etc. will be entitled to receive the Delivery, etc. from the trust, of the Company’s Shares, etc. in the number equivalent to the points as defined in 2.(5).
Beneficiary requirements are as follows:
①	Directors, etc. shall have been incumbent Directors, etc. of the Participating Companies during the Plan Period (including persons who became a Director, etc. during the Plan Period);
②	Directors, etc. shall not have resigned due to personal reasons or committed certain illegal acts during incumbency;
③	points (defined in 2.(5)) shall have been awarded; and
④	other requirements deemed necessary to attain the aim of the share remuneration plan shall have been satisfied.

(4) Trust period
The trust period will be approximately three years from August 2017 (planned) to August 2020 (planned).
The trust period of the trust may be extended at its expiration for the same period as the initial trust period (three years) by way of modifying the trust agreement and additional entrustment. In such case, for each extended trust period, Participating Companies will contribute cash to fund remuneration to Directors, etc. of each Participating Company within the limit of the amount approved by the general meeting of shareholders of each Participating Company, and continue to award points to Directors, etc., during the extended trust period.
However, in the case of said additional contribution, if there are remaining shares of the Company (excluding those that are equivalent to the points that have already been awarded to Directors, etc., but their Delivery, etc. has not yet been made) and cash in the trust assets (collectively, “Residual Shares, etc.”) as of the last day of the trust period before the extension, the total amount of the Residual Shares, etc. and the additional amount to be contributed shall not exceed the limit of the amount approved by the general meeting of shareholders of each Participating Company for each relevant account corresponding to each Participating Company.
The trust period may be extended again afterwards in the same manner.
If the modification of the trust agreement and additional entrustment is not carried out at the expiration of the trust period, no additional points will be awarded to Directors, etc. thereafter. However, in the cases where there are incumbent Directors, etc. who may satisfy the beneficiary requirements as of that time, the trust period of the trust may be extended until the completion of the Delivery, etc. of the Company’s Shares, etc. to the said Directors, etc.

(5) Number of Company’s shares subject to Delivery, etc. to Directors, etc.
The number of the Company’s shares (including the Company’s shares subject to conversion into cash) subject to Delivery, etc. to Directors, etc. through the Plan, will be determined by the points awarded each year to Directors, etc. during the trust period. Directors, etc. will be awarded points determined in advance, based on their roles, at a certain time of each year, and in principle, after the elapse of three years from the award of points (however, if a Director, etc. resigns from all of the positions as Directors, etc. of the Participating Companies before the elapse of such period, as of that time), the Delivery, etc. of Company’s Shares, etc. will be made based on such points.

One point corresponds to one share of the Company. However, in the cases where an event such as a share split or reverse share split of the Company’s shares has occurred during the trust period and the adjustment to the points is regarded as appropriate, the number of the Company’s shares per point and the maximum number of the Company’s shares prescribed in 2.(7) will be adjusted based on the split ratio, reverse split ratio, etc., as applicable.

(6) Method and timing of Delivery, etc. of Company’s Shares, etc. to Directors, etc.
By completing the prescribed procedure for defining beneficiaries, the trust shall deliver to Directors, etc. satisfying the beneficiary requirements listed in 2.(3) above in principle, after the elapse of three years from the award of points, the Company’s shares corresponding to such points; however, the Company’s shares corresponding to 50% of such points may be provided by cash equivalent to the value of the Company’s shares upon conversion  within the trust.
In the cases where a Director, etc. resigns (from all of the positions as Directors, etc., that such Director, etc. concurrently holds) before the elapse of three years from the award of points, the Company’s shares corresponding to the points that have already been awarded as of that time shall be delivered from the trust to such Director, etc., immediately after the resignation; however, the Company’s shares corresponding to 50% of such points may be provided by cash equivalent to the value of the Company’s shares upon conversion within the trust.
In addition, in the case of death of a Director, etc. during the trust period, all of the Company’s shares corresponding to the points that have already been awarded as of that time shall be provided to the heir of such Director, etc. by cash equivalent to the value of the Company’s shares upon conversion within the trust, and in the cases where a Director, etc. is decided to become an overseas resident during the trust period, all of the Company’s shares corresponding to the points that have already been awarded as of that time will immediately be provided to such Director, etc., by cash equivalent to the value of the Company’s shares upon conversion within the trust.

(7) Upper limit of the amount to be contributed to the trust and the maximum number of the Company’s shares subject to Delivery, etc. to Directors, etc.
The upper limit of the amount to be contributed to the trust and the maximum number of the Company’s shares subject to Delivery, etc. to Directors, etc. (the upper limit of points to be awarded to Directors, etc.) during the trust period shall be as follows, respectively, for the Company and the Core Business Companies (in total of the three companies):
①Company
- The upper limit of the amount to be contributed to the trust (*):	600 million yen
- The maximum number of the Company’s shares subject to the Delivery, etc. to Directors, etc. for the Plan Period of three fiscal years: 1.2 million shares
(The upper limit of points to be awarded to Directors, etc.:	1.2 million points)
②Core Business Companies (in total of the three companies)
- The upper limit of the amount to be contributed to the trust (*):	2.4 billion yen
- The maximum number of the Company’s shares subject to the Delivery, etc. to Directors, etc. for the Plan Period of three fiscal years: 4.8 million shares

(The upper limit of points to be awarded to Directors, etc.:	4.8 million points)
(*) The upper limit of the amount to be contributed to the trust has been calculated by adding trust fees and costs to the cost of acquiring shares in consideration of the current level of remuneration to the Directors, etc.

(8) Method of acquiring Company’s shares by the trust
The Company’s shares are planned to be acquired in the stock market within the amount of the cost for acquiring the shares and the upper limit of the points of each Participating Company prescribed in 2.(7), and there will be no dilution.
In the cases where the number of the Company’s shares within the trust may fall short of the number of shares corresponding to the points awarded to Directors, etc. or in other similar cases during the trust period, Participating Companies may contribute additional cash to the trust, within the amount of the cost for acquiring the shares and the upper limit of the points of each Participating Company prescribed in 2.(7), and the additional Company’s shares may be acquired by the trust.

(9) Treatment of dividends on Company’s shares in the trust
The amount equivalent to the dividend amount based on the points (one point is converted into one share) of Directors, etc. as of the arrival of each dividend record date of the Company during the Plan Period will be reserved, and provided to Directors, etc. with the Delivery, etc. of the Company’s Shares, etc. Dividends except for the portion reserved for the provision to Directors, etc., will be allocated to offset trust fees and costs of the trust.

(10) Exercise of voting rights of Company’s shares in the trust
The voting rights of the Company’s shares (Company’s shares before Delivery, etc. is made to Directors, etc.) held by the trust shall not be exercised during the trust period to ensure the neutrality to the management.

(11) Treatment at the termination of the trust
Residual shares at the expiration of the trust period will be subject to delivery to Directors, etc., if the trust will continue to be used for the Plan or same kind of share remuneration plan. In the cases where the trust will terminate due to the expiration of the trust period (in the cases where the trust period is extended as prescribed in 2.(4), at the end of the extended period), for the return to the shareholders, a gratis transfer of these residual shares will be made from the trust to the Company, and the Company will cancel them by a resolution of the Board of Directors.
In addition, any remaining dividends on the Company’s shares within the trust at the expiration of the trust period will be utilized to acquire the Company’s shares if the trust will continue to be used; however, in the cases where the trust will terminate due to the expiration of the trust period (in the cases where the trust period is extended as prescribed in 2.(4), at the end of the extended period), the portion in excess of the trust expense reserve will be donated to organizations in which Participating Companies and Directors, etc. have no interest.

(Reference)
【Trust agreement contents】
①Trust type:	An individually operated designated trust of cash other than cash trust (third party benefit trust)
②Trust purpose:	Introduction of share remuneration plan for Directors, etc. of the Participating Companies.
③Settlor:	The Company
④Trustee:	Mitsubishi UFJ Trust and Banking Corporation (planned) (Co-trustee: The Master Trust Bank of Japan, Ltd.)
⑤Beneficiaries:	Directors, etc. of the Participating Companies satisfying the beneficiary requirements
⑥Trust Caretaker:	A third-party who does not have any interest in the Company (certified public accountant)
⑦Trust agreement date:	August 15, 2017 (planned)
⑧Trust period:	From August 15, 2017 (planned) to the last day of August, 2020 (planned)
⑨Start of plan:	August 15, 2017 (planned)
⑩Exercise of voting rights:	Not exercised
⑪Type of acquired shares:	The Company’s ordinary shares
⑫Upper Limit of Trust Money:	3 billion yen (planned) (including trust fees and costs)
⑬Period of acquiring shares:	From August 21, 2017 (planned) to August 30, 2017 (planned) (excluding the last five business days of each accounting period (including interim and quarterly accounting periods))
⑭Method of acquiring shares:	To be acquired from the stock market
⑮Holder of the vested right:	The Company
⑯Residual assets:
Residual assets that can be received by the Company, which is the holder of the vested right, shall be within the limit of the trust expense reserve, which is calculated by deducting from the trust money the cost for acquiring the shares from the trust.

【Trust/share related back office】
①Trust clerical work:	Mitsubishi UFJ Trust and Banking Corporation and the Master Trust Bank of Japan Ltd. will be the trustees of the trust and engage in affairs related to the trust.
②Share clerical work:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will engage in affairs related to delivering the Company’s shares to beneficiaries based on the agreement of entrustment of affairs.

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